UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2007

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X      Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes     No  X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .)

OMA, ASUR and GAP respond to the report issued by the Federal Competition Commission

Monterrey, Mexico, October 5, 2007—OMA announced that the Company, together with Mexico’s other two airport operating companies ASUR and GAP, has publicly responded to a report issued by the Federal Competition Commission (CFC) regarding competitive issues in the Mexican airports system. (CFC’s report)

The joint statement by OMA, ASUR, and GAP is attached.

In addition, the Ministry of Communications and Transportation (SCT) and Airports and Auxiliary Services (ASA), which is responsible for the operation of Mexico City International Airport, operates smaller non-privatized airports and provides various services at all airports, made its own public statement on the CFC report. (SCT’s statement)

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 900 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2000. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

JOINT PRESS RELEASE

•	The Airport Groups respond to the opinion issued by the President of the Federal Competition Commission.
•	Mexico’s airports are not among the most expensive in the world; they are at the international average.
•	The Airport Groups have carried out more investments than their commitments under their concession agreements and their Master Development Plans.
•	The Airport Groups are ready and open to working together with the relevant authorities in order to identify areas of improvement in terms of competitiveness and efficiency that will benefit users.

Mexico City, October 4, 2007.- The three private Airport Groups in Mexico – ASUR, GAP and OMA—today responded publicly to the Opinion issued on October 1 by the President of the Federal Competition Commission regarding airport services.

The Airport Groups (AGs) state that international and domestic investors made their decisions to invest in each of the AGs in the context of the regulatory framework proposed by the Federal Government in accordance with the laws of Mexico and in consequence of an opinion issued at the time by the Federal Competition Commission (CFC). “The Airport Groups are committed to national development and to the users of the airports system, and we operate in strict accordance with Mexican laws and industry regulations,” they declared.

The AGs emphasize that the regulatory framework and current airports system is not, and has not been, an obstacle for the growth of the air transport industry. In fact, the system has had the capacity to absorb the 28% growth in domestic traffic between 2002 and 2006, and the more than 20% growth expected for 2007, as recognized by the CFC.

With respect to the statements made in the Opinion regarding airport tariffs, the AGs state:

1.	The airports in Mexico are not among the most expensive in the world. The AGs are at the average level of the ranking of the 50 airports used by the CFC in making its Opinion.
2.	The calculations used in the Opinion also include several inconsistencies:
a.

It is not valid to adjust the tariffs for “purchasing power parity”, given that the AGs are obligated to make the necessary investments to build and operate the airports in accordance with international standards.

b.

Even if rates are adjusted for “purchasing power parity”, as is done by the Opinion, then it must be noted that tariffs applied to domestic passengers are on average 29% below those for international passengers.

3.

Finally, the AGs state that it is not correct to compare, as does the Opinion, airports subsidized using public resources with airports whose infrastructure and operations are developed with private investment. It must also be noted that all the airports in the sample serve more than 10 million passengers per year, thereby benefiting significantly from economies of scale, while only one private airport in Mexico exceeds that threshold.

With respect to the level of investments, the AGs state that since privatization they have made notable progress in the modernization of infrastructure:

1.

The investments made by the AGs have exceeded the commitments made in the Master Development Plans. In terms of runways, platforms, terminals, and security systems, they have invested more than Ps. 7 billion pesos over the 2000-2006 period. Not withstanding the former, regulated rates have fallen in inflation-adjusted terms during the same period.

2.

Despite the fact that 30% of the concessioned airports of the AGs are unprofitable, the AGs have made the investments needed to maintain these airports in accordance with international standards, independently of their size.

3.	The Opinion does not make any integrated evaluation of the condition of the airports before and after privatization.

The AGs state that the average return on capital of the 50 airports considered in document of the CFC is 10.9%, while the return of the AGs in Mexico, using the same methodology, is between 3.5% and 5.7%, which clearly places us very much below the average.

The bases of comparison of the Opinion, present inconsistencies given that the measure used for the AGs is earnings before taxes, while measure used for the other airports is earnings after taxes, which detracts from the analysis.

In conclusion, the AGs reiterate that their tariffs are not among the highest in the world, but at the world average. In addition, the AGs state that they have carried out and continue to carry out investments to make them more efficient and safer, and thereby contribute to the growth of the air transport industry in Mexico.

Finally, the AGs reiterate their absolute willingness to participate in a detailed review, in coordination and integrated with the Opinion of the President of the CFC, together with the competent authorities and all other interested parties, confirming our firm commitment to promote and contribute to the efficient development of the airport sector for the benefit of the users.

# # #

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: October 5, 2007